SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2023

 IRSA Inversiones y Representaciones Sociedad Anonima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261 9th Floor
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the letter dated October 6, 2023, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

Buenos Aires -  Argentina, October 6, 2023 – IRSA Inversiones y Representaciones S.A. (NYSE:IRS;BYMA:IRSA), transcribes below a summary of what was resolved in the Ordinary and Extraordinary General Shareholders' Meeting held on October 5, 2023

FIRST ITEM:  APPOINTMENT OF TWO SHAREHOLDERS TO SIGN THE MEETING’S MINUTES.

It was resolved, by majority vote, to authorize the appointment of the representatives of Shareholders ANSES-FGS and CRESUD S.A.C.I.F. Y A. (“CRESUD”) for them to approve and sign the meeting´s minutes together with the Chairman.

SECOND ITEM: CONSIDERATION OF DOCUMENTS CONTEMPLATED IN SECTION 234, PARAGRAPH 1, OF LAW NO. 19,550 FOR THE FISCAL YEAR ENDED JUNE 30, 2023.

It was resolved, by majority vote, to approve the documents contemplated in Section 234, paragraph 1, of Argentine General Companies Law No. 19,550 (“AGCL”) for the fiscal year ended June 30, 2023.

THIRD ITEM:   ALLOCATION OF NET INCOME FOR THE FISCAL YEAR ENDED JUNE 30, 2023 FOR $ 57,350,858,685.45 (FIFTY-SEVEN BILLION THREE HUNDRED AND FIFTY MILLION EIGHT HUNDRED FIFTY-EIGHT THOUSAND SIX HUNDRED AND EIGHTY-FIVE PESOS WITH 45/100 CENTS), AS FOLLOWS: (I) $ 2,867,542,934.27 (TWO BILLION EIGHT HUNDRED SIXTY-SEVEN MILLION FIVE HUNDRED FORTY-TWO THOUSAND NINE HUNDRED AND THIRTY-FOUR PESOS WITH 27/100 CENTS) TO THE LEGAL RESERVE, IN ACCORDANCE WITH THE LAWS INFORCE; AND II) THE BALANCE OF $ 54,483,315,751.18 (FIFTY-FOUR BILLION FOUR HUNDRED EIGHTY-THREE MILLION THREE HUNDRED FIFTEEN THOUSAND SEVEN HUNDRED AND FIFTY-ONE PESOS WITH 18/100 CENTS) TO THE DISTRIBUTION OF A DIVIDEND TO THE SHAREHOLDERS IN PROPORTIONTO THEIR SHAREHOLDING INTERESTS FOR UP TO $ 64,000,000,000 (SIXTY-FOUR BILLION PESOS) PAYABLE IN CASH AND/OR IN KIND, TO WHICH EFFECT IT IS PROPOSED TO REVERSE THE RESERVE FOR DISTRIBUTION OF FUTURE DIVIDENDS FOR UP TO $ 8,984,932,749.20 (EIGHT BILLION NINE HUNDRED EIGHTY-FOUR MILLION NINE HUNDRED THIRTY-TWO THOUSAND SEVEN HUNDRED AND FORTY-NINE PESOS WITH 20/100 CENTS) AND THE SPECIAL RESERVE FOR UP TO $ 531,751,499.62 (FIVE HUNDRED THIRTY-ONE MILLION SEVEN HUNDRED FIFTY-ONE THOUSAND FOUR HUNDRED AND NINETY-NINE PESOS WITH 62/100 CENTS) TO COMPLETE THE PROPOSED DIVIDEND DISTRIBUTION AMOUNT.

It was resolved, by majority vote, to approve the allocation of the net income for the fiscal year as follows: (I) $ 2,867,542,934.27 (two billion eight hundred sixty-seven million five hundred forty-two thousand nine hundred and thirty-four pesos with 27/100 cents) to the Legal Reserve, which sum, upon being adjusted, amounts to $3,428,890,040.70 (three billion four hundred twenty eight million eight hundred ninety thousand and forty pesos with 70/100 cents), in accordance with the laws in force and, II) the balance of $54,483,315,751.18 (fifty-four billion four hundred eighty-three million three hundred fifteen thousand seven hundred and fifty-one pesos with 18/100 cents), which sum, upon being adjusted, amounts to $65,148,910,773.25 (sixty-five billion one hundred forty-eight million nine hundred ten thousand seven hundred and seventy-three pesos with 25/100 cents), to the distribution of a dividend to the Shareholders in proportion to their shareholding interests, payable in cash, in the amount of $64,000,000,000. Taking into account that the adjusted income suffices to make payments of the proposed dividends, it was approved, by majority vote, (i) to allocate the balance of the adjusted income for the fiscal year, that is, the amount of $1,148,910,773.25 to the Reserve for distribution of future dividends and (ii) not to reverse the reserve for distribution of future dividends or the Special Reserve in the amounts originally recommended in this item on the Agenda.

FOURTH ITEM: CONSIDERATION OF BOARD OF DIRECTORS’ PERFORMANCE FOR THE FISCAL YEAR ENDED JUNE 30, 2023.

It was resolved, by majority vote, to approve the Board of Directors´ performance for the fiscal year ended June 30, 2023, regarding the duties discharged by each one of its members and those discharged by the regular directors also performing tasks as members of the Audit and Executive Committees formed within the Board, during the fiscal year ended
June 30, 2023.

FIFTH ITEM: CONSIDERATION OF SUPERVISORY COMMITTEE’S PERFORMANCE FOR THE FISCAL YEAR ENDED JUNE 30, 2023.

It was resolved, by majority vote, to approve the Supervisory Committee´s performance for the fiscal year ended June 30, 2023.

SIXTH ITEM: CONSIDERATION OF COMPENSATION PAYABLE TO THE BOARD OF DIRECTORS FOR $ 13,500,000,000 (THIRTEEN BILLION FIVE HUNDRED MILLION PESOS) WITHIN THE LIMIT SET FORTH BY SECTION 261 OF LAW NO. 19,550.

It was resolved, by majority vote, to approve: (I) the compensation payable to the Company´s Board of Directors, in the aggregate amount of $9,050,000,000 (nine billion fifty million pesos) for the fiscal year ended June 30, 023, for technical and administrative duties discharged by the directors, which compensation is commensurate with the reasonableness standards governing remunerations for the performance of executive tasks and has taken into account the Board members´ technical and operating skills and capabilities and their business expertise together with the commitment with their duties and, in the particular year under consideration, the successful outcome of their performance in connection with the debt refinancing and repayment process and the Company´s financial management, along with comparable market criteria for companies of similar standing, all the foregoing in accordance with the corporate governance practices set forth in the Corporate Governance Code;and (II) the delegation of authority to the Board of Directors for it to (i) proceed with the allocation and distribution thereof in a timely manner in accordance with the specific tasks performed in due course by its members; (ii) based on the changes in the compensation amounts recommended in this item on the Agenda, to make all adjustments as may be required in the Allocations to Directors table, as set forth in Chapter III, Article I, section 3 of the CNV Rules (2013 Revision) and timely submit same before the CNVand (iii) to make advance payments of monthly fees subject to consideration by the ensuing Ordinary Shareholders´ Meeting.

 SEVENTH ITEM: CONSIDERATION OF COMPENSATION PAYABLE TO THE SUPERVISORY COMMITTEE FOR $ 8,450,000 (EIGHT MILLION FOUR HUNDRED AND FIFTY THOUSAND PESOS, ALLOCATED SUM) FOR THE FISCAL YEAR ENDED JUNE 30, 2023.

 It was resolved, by majority vote, to approve payment to the Supervisory Committee for duties discharged in the fiscal year ended June 30, 2023, of the aggregate amount of $8,450,000 (eight million four hundred and fifty thousand pesos), and to delegate authority to the Supervisory Committee to make the individual allocation of the stated amount.

EIGHTH ITEM: DETERMINATION OF THE NUMBER AND APPOINTMENT OF REGULAR DIRECTORS AND ALTERNATE DIRECTORS FOR A TERM OF UP TO THREE FISCAL YEARS, AS PER SECTION TWELVE OF THE BYLAWS.

It was resolved, by majority vote, to approve that: (i) the number of regular directors should remain unchanged at 12 (twelve) and that the number of alternate directors should be fixed at 3 (three); (ii) the appointment of Messrs. Fernando Adrián Elsztain, Daniel Ricardo Elsztain, Oscar Pedro Bergotto and Nicolás Bendersky as Regular Directors should be renewed for a term of three fiscal years, that is, until June 30, 2026 and (iii) the appointment of Mr. Iair Manuel Elsztain as Alternate Director should be renewed for a term of three fiscal years, that is, until June 30, 2026. It was put on record that proposed regular directors, Messrs. Fernando Adrián Elsztain, Daniel Ricardo Elsztain and Nicolás Bendersky and alternate director Mr. Iair Manuel Elsztain, are non-independent directors whereas proposed director Mr. Oscar Pedro is an independent director pursuant to the provisions of Section 11, Article III, Chapter II of the CNV Rules (2013 Revision).

NINTH ITEM: APPOINTMENT OF REGULAR AND ALTERNATE MEMBERS OF THE SUPERVISORY COMMITTEE FOR A TERM OF ONE FISCAL YEAR.

It was resolved, by majority vote, to approve: (i) the appointment of Messrs. José Daniel Abelovich and Marcelo Héctor Fuxman and Ms. Noemí Ivonne Cohn as Regular members of the Supervisory Committee and Mr. Roberto Daniel Murmis and Mmes. Cynthia Deokmellian and Paula Sotelo as Alternate members of the Supervisory Committee for a term of one fiscal year, putting on record that, pursuant to the CNV rules, the nominees act in their independent capacity and that they have provided remunerated professional assistance in connection with companies under Section 33 of the AGCL and (ii) that authorization be granted to the proposed members of the Supervisory Committee to discharge duties in such capacity in other companies pursuant to the provisions of Sections 273 and 298 of the AGCL.

 TENTH ITEM: APPOINTMENT OF CERTIFYING ACCOUNTANTS FOR THE FISCAL YEAR ENDING JUNE 30, 2024.

It was resolved, by majority vote, to approve the appointment as certifying accountants for the fiscal year 2023/2024 of the following firms (a) PRICEWATERHOUSE&Co. member of PriceWaterhouseCoopers, acting through Mr. Carlos Brondo as Regular Independent Auditor and Mr. Andrés Suarez as Alternate Independent Auditor;and (b) Abelovich Polano & Asociados, acting through Ms. Noemi Ivonne Cohn as Regular Independent Auditor and Messrs. José Daniel Abelovich and Marcelo Héctor Fuxman as Alternate Independent Auditors.

 ELEVENTH ITEM: APPROVAL OF COMPENSATION PAYABLE TO CERTIFYING ACCOUNTANTS FOR THE FISCAL YEAR ENDED JUNE 30, 2023.

 It was resolved, by majority vote, to approve the compensation payable to the Certifying Accountants for duties discharged in the fiscal year ended June 30, 2023 in the amount of $147,080,905 (one hundred forty-seven million eighty thousand nine hundred and five pesos).

 TWELFTH ITEM: CONSIDERATION OF THE DISTRIBUTION OF UP TO 13,928,410 (THIRTEEN MILLION NINE HUNDRED TWENTY-EIGHT THOUSAND FOUR HUNDRED TEN) OWN SHARES TO THE SHAREHOLDERS IN PROPORTION TO THEIR HOLDINGS PURSUANT TO THE PROVISIONS OF SECTION 67 OF LAW NO. 26,831.

 It was resolved, by majority vote, to approve: (i) the reversal of the allocation of 9,419,623 treasury shares of $ 1 par value for the implementation of an incentive program intended for employees, management members and directors of the Company and (ii) the distribution of the aggregate amount of 13,928,410 treasury shares of the Company with a par value of $ 1 that- considering the distribution of fully paid-up shares and the change in the par value and that each share of $ 1 par value was equal to 0.90780451408 shares of $ 10 par value- after being adjusted as mentioned above, is equal to 12,644,273 shares of $ 10 par value, including the number of shares specified in paragraph (i) above, to the Shareholders in proportion to their holdings and (ii) the grant of authorization to the Board of Directors to implement the distribution of the above stated shares.

THIRTEENTH ITEM: CONSIDERATION OF APPROVAL OF EXTENSION OF GLOBAL NOTE PROGRAM FOR THE ISSUANCE OF SIMPLE, NON-CONVERTIBLE, UNCONDITIONAL NOTES, SECURED OR UNSECURED, SUBORDINATED OR SENIOR, TO BE PAID IN IN CASH AND/OR IN KIND FOR A MAXIMUM OUTSTANDING AMOUNT OF UP TO USD 750,000,000 (SEVEN HUNDRED FIFTY MILLION DOLLARS) OR ITS EQUIVALENT IN OTHER CURRENCIES OR VALUE UNITS, AS APPROVED BY THE SHAREHOLDERS’ MEETING DATED MARCH 20, 2019 (THE “PROGRAM”) FOR A TERM OF FIVE YEARS OR SUCH LONGER TERM AS PERMITTED BY THE APPLICABLE LAWS.

It was resolved, by majority vote, to approve the extension of the Global Note Program for the issuance of simple, non-convertible, unconditional notes, secured or unsecured, subordinated or senior, to be paid in in cash and/or in kind for a maximum outstanding amount of up to USD 750,000,000 (seven hundred fifty million dollars) or its equivalent in other currencies or value units, for an additional term of five years to be computed since the expiration of the term, that is, since March 20, 2024, or such longer term as permitted by the CNV Rules.

FOURTEENTH ITEM: CONSIDERATION OF (I) DELEGATION TO THE BOARD OF DIRECTORS OF THE BROADEST POWERS TO IMPLEMENT THE EXTENSION OF THE PROGRAM AND TO DETERMINE ALL THE PROGRAM’S TERMS AND CONDITIONS NOT EXPRESSLY APPROVED BY THE SHAREHOLDERS’ MEETING AS WELL AS THE TIME, THE INCREASE OR DECREASE OF THE AMOUNT, TERM, PLACEMENT METHOD AND FURTHER TERMS AND CONDITIONS OF THE VARIOUS SERIES AND/OR TRANCHES OF NOTES ISSUED THEREUNDER; (II) AUTHORIZATION FOR THE BOARD OF DIRECTORS TO (A) APPROVE, EXECUTE, GRANT AND/OR DELIVER ANY AGREEMENT, CONTRACT, DOCUMENT, INSTRUMENT AND/OR SECURITY RELATED TO THE EXTENSION OF THE PROGRAM AND/OR THE IMPLEMENTATION OF THE INCREASE OR DECREASE OF ITS AMOUNT AND/OR THE ISSUANCE OF THE VARIOUS SERIES AND/OR TRANCHES OF NOTES THEREUNDER; (B) APPLY FOR AND SECURE AUTHORIZATION BY THE ARGENTINE SECURITIES COMMISSION TO CARRY OUT THE PUBLIC OFFERING OF SUCH NOTES; (C) AS APPLICABLE, APPLY FOR AND SECURE BEFORE ANY AUTHORIZED SECURITIES MARKET OF ARGENTINA AND/OR ABROAD THE AUTHORIZATION FOR LISTING AND TRADING SUCH NOTES; AND (D) CARRY OUT ANY PROCEEDINGS, ACTIONS, FILINGS AND/OR APPLICATIONS RELATED TO THE EXTENSION OF THE PROGRAM AND/OR THE INCREASE AND/OR DECREASE OF ITS AMOUNT AND/OR THE ISSUANCE OF THE VARIOUS SERIES AND/OR TRANCHES OF NOTES UNDER THE PROGRAM; AND (III) AUTHORIZATION FOR THE BOARD OF DIRECTORS TO SUB-DELEGATE THE POWERS AND AUTHORIZATIONS REFERRED TO IN ITEMS (I) AND (II) ABOVE TO ONE OR MORE OF ITS MEMBERS.

  It was resolved, by majority vote, to approve: (I) the delegation to the Board of Directors of the broadest powers to resolve upon the proceedings for and the implementation of the extension of the Program; (II) the renewal of the delegation to the Board of Directors, as resolved at the Shareholders´ Meetings held on October 31, 2017, of the broadest powers to: (a) determine the terms and conditions of the Program, pursuant to the provisions of the Argentine Negotiable Obligations Law No. 23,576, as amended and regulated, including the powers to determine the amount thereof within the maximum amounts approved by the Shareholders´ Meeting; (b) approve and execute all such contracts and documents as may be related to the Program and the issuance of the various series and/or tranches of notes thereunder; and (c) determine the time and currency of issuance, term, price, payment method and conditions, type and rate of interest, use of proceeds and any further terms and conditions applicable to the various series and/or tranches of notes issued under the Program; (III) that the Board be granted authorization to (a) approve, execute, grant and/or deliver any agreement, contract, document, instrument and/or security related to the proceedings for and/or implementation of the extension of the program and/or the increase or decrease of its amount and/or the issuance of the various series and/or tranches of notes thereunder, as may be deemed necessary by the Board of Directors or as may be requested by the Argentine Securities Commission, any securities markets in Argentina and/or abroad, Caja de Valores S.A. and/or any equivalent agencies; (b) apply for and secure authorization by the Argentine Securities Commission to carry out the public offering of such notes; (c) as applicable, apply for and secure before any competent authority or authorized securities market of Argentina and/or abroad the authorization for listing and trading such notes, and (d) carry out any proceedings, actions, filings and/or applications related to the program and/or the extension thereof and/or the increase and/or decrease of its amount and/or the issuance of the various series and/or tranches of notes under the program;and (IV) that the Board of Directors be granted authorization to sub-delegate the powers and authorizations referred to in items (I), (II) and (III) above to one or more of its members, Company´s managers or such individuals as may be appointed for such purposes in compliance with the laws in force.

  FIFTEENTH ITEM: AUTHORIZATION TO CARRY OUT REGISTRATION PROCEEDINGS RELATING TO THIS SHAREHOLDERS’ MEETING BEFORE THE ARGENTINE SECURITIES COMMISSION, BOLSAS Y MERCADOS ARGENTINOS S.A., CAJA DE VALORES S.A. AND THE GENERAL SUPERINTENDENCY OF CORPORATIONS.

 It was resolved, by majority vote, to approve the appointment of attorneys Mmes. María Laura Barbosa, Carolina Zang, María Angélica Grisolía, Lucila Huidobro, Pilar Isaurralde, Nadia Dib, Carla Landi, Gaston Di Iorio and Ms. Andrea Muñoz, so that, acting individually and separately, they may carry out all such actions and/or formalities as may be required to secure authorization and/or registration of the resolutions to be adopted at the Shareholders´ Meetings by the Argentine Securities Commission, Bolsas y Mercados Argentinos S.A., Caja de Valores S.A. and the General Inspection of Corporations, with powers to file applications, sign briefs, accept and implement changes, be served notice, answer notices and/or objections, be served notice of resolutions, publish legal notices and carry out all such ancillary acts as may be required in connection with the authorization and/or registration referred to above.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

	By:	/s/ Saúl Zang
Saúl Zang
October 6, 2023		Responsible for the Relationship with the Markets